

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 24, 2019

Tobias L. Knapp, Esq.
O'Melveny & Myers LLP
Times Square Tower
Seven Times Square
New York, NY 10036

      Re: **Progenics Pharmaceuticals, Inc.**
                PREC14A preliminary proxy statement filing made on Schedule 14A
                Filed on May 17, 2019 by Progenics Pharmaceuticals, Inc.
                File No. 000-23143

Dear Mr. Knapp:

      We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

      Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

      After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meaning ascribed to them in the filing.

<u>Schedule 14A</u>

<u>How We Are Selected and Evaluated, page 6</u>

1. In the paragraph on page 7 titled, "Nomination of Directors by Shareholders," please consider, in light of the Board's emphasis of the importance of the record holder requirement, whether the disclosure should do more to emphasize such requirement. Please also consider whether a reference to Section 3.05 of the Company's by-laws should be included in this paragraph, as it is on page 36. Finally, the last sentence on page 7 appears to be incomplete. Please revise to clarify.

<u>General Information, page 34</u>

2. In the subsection on page 36 titled, "Shareholder Proposals for Inclusion in Proxy Materials," it would appear that the reference to 2019 should in fact be to 2020. Please revise, or tell us why 2019 is correct.

       We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact me at (202) 551-8094 with any questions.

       Sincerely,

       /s/ David M. Plattner

       David M. Plattner
       Special Counsel
       Office of Mergers & Acquisitions